SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No.: 3)*

Name of Issuer:	American Greetings Corporation

Title of Class of Securities:	Class B Common Shares

CUSIP Number:	026375204

Date of Event Which Requires Filing of this Statement: December 31, 2006

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

(X) Rule 13d-1(b)
(  ) Rule 13d-1(c)
(  ) Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following page(s))

13G

CUSIP No.: 026375204

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Vanguard Fiduciary Trust Company, in its capacity as trustee for certain employee benefit plans.

2.	CHECK THE APPROPRIATE [LINE] IF A MEMBER OF A GROUP

Not Applicable A. B.

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Pennsylvania

(For questions 5-8, report the number of shares beneficially owned by each reporting person with:)

5.	SOLE VOTING POWER

None

6.	SHARED VOTING POWER

None

7.	SOLE DISPOSITIVE POWER

None

8.	SHARED DISPOSITIVE POWER

None

13G

CUSIP No.: 026375204

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

None

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

Not applicable

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0.00%

12.	TYPE OF REPORTING PERSON

BK

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

SCHEDULE 13G
Under the Securities Exchange Act of 1934

_________________

Item 1 (a) — Name of Issuer

American Greetings Corporation

Item 1 (b) — Address of Issuer’s Principal Executive Offices:

One American Road Cleveland, OH 44144

Item 2 (a) — Name of Person Filing:

Vanguard Fiduciary Trust Company, in its capacity as trustee for certain employee benefit plans.

Item 2 (b) – Address of Principal Business Office or, if none, residence

500 Admiral Nelson Blvd. Malvern, PA 19355

Item 2 (c) — Citizenship

Vanguard Fiduciary Trust Company is a trust company organized under the laws of the Commonwealth of Pennsylvania

Item 2 (d) — Title of Class of Securities

Class B Common Shares

Item 2 (e) — CUSIP Number

026375204

Item 3 — Type of Filing:

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: (b) X Bank as defined in Section 3(a)(6) of the Act.

Item 4 — Ownership:

(a) Amount Beneficially Owned:

None

(b) Percent of Class:

0.00%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: None

(ii) shared power to vote or to direct the vote: None*

(iii) sole power to dispose or to direct the disposition of: None

(iv) shared power to dispose or to direct the disposition of: None**

Item 5.     Ownership of Five Percent or Less of a Class.

The reporting person has ceased to be the beneficial owner of more than five percent of the class of securities (X).

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.     Identification and Classification of Members of the Group.

Not Applicable

Item 9.     Notice of Dissolution of Group.

Not Applicable

Item 10.     Certification.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

        Vanguard Fiduciary Trust Company disclaims beneficial ownership of all shares held in trust by the trustee that have been allocated to the individual accounts of participants in the plans for which directions have been received, pursuant to Rule 13d-4 under the Securities Exchange Act of 1934.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 13, 2007 Vanguard Fiduciary Trust Company, Trustee By: Name: Amy Cooper Title: Secretary